Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

October 25, 2019

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on October 25, 2019 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced it had closed its previously announced bought deal financing, including the full exercise of the underwriter's option (the “Offering”). A total of 4,312,500 common shares of the Company (the "Common Shares") were sold under the Offering at a price of $4.00 per Common Share for aggregate gross proceeds of $17,250,000. The Offering was underwritten by BMO Capital Markets.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

October 25, 2019

Schedule "A"

Please see attached.

Not for distribution to U.S. news wire services or dissemination in the United States.

NEW PACIFIC CLOSES BOUGHT DEAL OFFERING

VANCOUVER, BRITISH COLUMBIA – October 25, 2019: New Pacific Metals Corp. ("New Pacific" or the "Company") is pleased to announce that it has closed its previously announced bought deal financing, including the full exercise of the underwriter’s option (the “Offering”). A total of 4,312,500 common shares of the Company (the "Common Shares") were sold under the Offering at a price of $4.00 per Common Share for aggregate gross proceeds of $17,250,000. The Offering was underwritten by BMO Capital Markets.

The Company will use the net proceeds of the Offering to advance exploration and construct an exploration camp at the Company's Silver Sand project in Bolivia.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.

About New Pacific Metals Corp.

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in the Potosí Department of Bolivia, the Tagish Lake gold project in Yukon, Canada and the RZY Project in Qinghai Province, China.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal, President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include the use of proceeds from the offering.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: the Company's ongoing drilling program at the Company's Silver Sand project.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.